CTI Industries Corporation
22160 North Pepper Road
Barrington, IL  60010


April 2, 2001



Securities & Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549-1004
Re: CTI INDUSTRIES CORPORATION


Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are transmitting herewith the attached Form 12b-25, Notification of Late Filing, for Form 10-KSB for the fiscal year ended December 31, 2000.

Very truly yours,



CTI INDUSTRIES CORPORATION


/s/Sharon M. Konny




Sharon M. Konny
Manager of Finance and Administration


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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
  (Check One):[X]Form 10-K [ ]Form 20-F [ ]Form 1l-K [ ]Form 10-Q [ ]Form N-SAR

For Period Ended: December 31, 2000
[ ] Transition Report on Form 10-K                          SEC FILE NUMBER
[ ] Transition Report on Form 20-F                             000-23115
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q                            CUSIP NUMBER
[ ] Transition Report on Form N-SAR                            125961300
For the Transition Period Ended:

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                           CTI INDUSTRIES CORPORATION
                           --------------------------
                             Full Name of Registrant


                            -------------------------
                            Former Name if Applicable


                             22160 North Pepper Road
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)


                              Barrington, IL 60010
                            ------------------------
                            City, State and Zip Code


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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                            (a)    The reasons described in reasonable detail in
                                   Part III of this form could not be eliminated without unreasonable effort or expense;
                            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, I I-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
                  [X] following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

In order for the Company to complete the preparation of financial information for its fiscal year ended December 31, 2000, the Company requires additional time to file its Form 10-KSB for such fiscal year.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     SCOTT P. SLYKAS         312                 294-6044
    ----------------       ---------          ----------------
        (Name)            (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment


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     Company Act of 1940 during the preceding 12 months (or for such shorter)
     period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [ X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           CTI INDUSTRIES CORPORATION
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2001                       By    /s/ Howard W. Schwan
                                               ---------------------------------
                                               Howard W. Schwan, President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

The Company expects to report net sales of approximately $22,800,000 for the fiscal year ended December 31, 2000, as compared to net sales of $18,606,000 for the year ended October 31, 1999. The Company expects to report a loss before taxes of approximately ($857,000) for the fiscal year ended December 31, 2000, as compared to a loss before taxes of ($2,162,000) for the year ended October 31, 1999. The Net loss for the year ended December 31, 2000, is expected to be approximately ($664,000) as compared to a net loss of ($1,782,000) for the year ended October 31, 1999.



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